Exhibit 99.0

Independent Auditors’ Consent

The Board of Directors

FLIR Systems, Inc.

We consent to the incorporation by reference in the registration statements (No. 333-36206, 33-82676, 33-82194, 33-95248, 333-65063 and 333-102992) on Forms S-8 of FLIR Systems, Inc. of our report dated June 13, 2003, with respect to the statements of net assets available for benefits of the FLIR Systems, Inc. 401(k) Savings Plan and Trust as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002 and the related supplemental schedule as of December 31, 2002, which report appears in the December 31, 2002 annual report on Form 11-K of the FLIR Systems, Inc. 401(k) Savings Plan and Trust.

Portland, Oregon

June 25, 2003